02044358

**SECURITIES AND EXCHANGE COMMISSION**
**WASHINGTON, D.C. 20549**



# FORM 11-K

**ANNUAL REPORT**
**PURSUANT TO SECTION 15(d) OF THE**
**SECURITIES EXCHANGE ACT OF 1934**

(Mark One):

_X_ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the plan year ended December 31, 2001

OR

___ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to

Commission file number 1-9576

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOURTH AMENDED AND RESTATED OWENS-ILLINOIS, INC.
LONG-TERM SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS-ILLINOIS, INC.
One Seagate
Toledo, Ohio 43666

## REQUIRED INFORMATION

Financial Statements and Exhibits as follows:

1. Financial statements

   * Report of Independent Auditors
   * Statements of Net Assets Available for Benefits as of December 31, 2001 and December 31, 2000
   * Statements of Changes in Net Assets Available for Benefits, with Fund Information for the years ended December 31, 2001 and December 31, 2000
   * Notes to Financial Statements

Schedules have been omitted because they are not applicable, not material or because the information is included in the financial statements or the notes thereto.

2. Exhibits

   (23) Consent of Independent Auditors

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

FOURTH AMENDED AND RESTATED
OWENS-ILLINOIS, INC.
LONG-TERM SAVINGS PLAN

Dated: June 27, 2002

By: Owens-Illinois, Inc.
Employee Benefits Committee
Plan Administrator

By: D. W. Pennywitt

Dan W. Pennywitt
Chairman

Renee T Ellis

Renee T. Ellis
Secretary

Audited Financial Statements

# Fourth Amended and Restated Owens-Illinois, Inc.
# Long-Term Savings Plan

*Years ended December 31, 2001 and 2000*
*with Report of Independent Auditors*

Fourth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Audited Financial Statements

Years ended December 31, 2001 and 2000

**Contents**



A schedule of party-in-interest transactions has not been presented because there were no party-in-interest transactions which are prohibited by ERISA Section 406 and for which there is not statutory or administrative exemption.

ERNST & YOUNG

Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

# Report of Independent Auditors

Owens-Illinois, Inc. Employee Benefits Committee
Fourth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Fourth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

June 20, 2002

Fourth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Statements of Net Assets Available for Benefits

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Participant-directed funds | $141,213,002 | $163,233,800 |
| Owens-Illinois Company Stock Fund | 40,679,684 | 19,873,212 |
| Net assets available for benefits | $181,892,686 | $183,107,012 |

*The accompanying notes are an integral part of the financial statements.*

Fourth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2001

| | Fund Information | | |
|---|---|---|---|
| | Participant Directed Funds | Owens-Illinois Company Stock Fund | Total |
| Net investment income (loss) | $ (13,422,583) | $ 17,198,825 | $ 3,776,242 |
| Contributions: | | | |
| Participant | 13,283,563 | 3,229,678 | 16,513,241 |
| Employer | 943,761 | 3,202,646 | 4,146,407 |
| Participant withdrawals | (21,937,993) | (2,972,633) | (24,910,626) |
| Loan repayments | (1,510,523) | 1,510,523 | - |
| New loan transfers | 1,482,733 | (1,482,733) | - |
| Interfund transfers | (245,059) | 245,059 | - |
| Transfer to successor plan | (19,574) | (2,209) | (21,783) |
| Plan to plan transfers | (595,123) | (122,684) | (717,807) |
| Increase (decrease) in net assets available for benefits | (22,020,798) | 20,806,472 | (1,214,326) |
| Net assets available for benefits at beginning of year | 163,233,800 | 19,873,212 | 183,107,012 |
| Net assets available for benefits at end of year | $ 141,213,002 | $ 40,679,684 | $ 181,892,686 |

*The accompanying notes are an integral part of the financial statements.*

Fourth Amended and Restated Owens-Illinois, Inc.
Long-Term Savings Plan

Statement of Changes in Net Assets Available for Benefits, with Fund Information

Year Ended December 31, 2000

| | Fund Information | | |
|---|---|---|---|
| | Participant Directed Funds | Owens-Illinois Company Stock Fund | Total |
| Net investment loss | $ (8,128,911) | $ (35,804,289) | $ (43,933,200) |
| Contributions: | | | |
| Participant | 15,471,809 | 3,267,467 | 18,739,276 |
| Employer | 901,313 | 3,570,294 | 4,471,607 |
| Participant withdrawals | (12,152,549) | (1,704,306) | (13,856,855) |
| Loan repayments | (1,373,935) | 1,373,935 | - |
| New loan transfers | 918,275 | (918,275) | - |
| Interfund transfers | (7,845,754) | 7,845,754 | - |
| Transfer of merged plan assets | 2,495,525 | | 2,495,525 |
| Plan-to-plan transfers | (897,446) | (331,309) | (1,228,755) |
| Decrease in net assets available for benefits | (10,611,673) | (22,700,729) | (33,312,402) |
| Net assets available for benefits at beginning of year | 173,845,473 | 42,573,941 | 216,419,414 |
| Net assets available for benefits at end of year | $ 163,233,800 | $ 19,873,212 | $ 183,107,012 |

*The accompanying notes are an integral part of the financial statements.*

**1. Plan Description**

General

The Fourth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan (Plan) was adopted by Owens-Illinois, Inc. (Company) for the benefit of eligible U.S. hourly employees of the Company and certain of its subsidiaries and affiliates.

The Plan is a defined contribution plan which provides eligible employees, upon completion of a probationary period, the opportunity to make pretax contributions, in specific percentages, within guidelines established by the Owens-Illinois Employee Benefits Committee. Participant contributions are immediately fully vested and may be divided at the participant's discretion among the various investment options from 1% to 100%, with no limit on the number of options selected. A participant may elect to change the percentage of annual compensation to be contributed weekly; any such changes shall be effective on the next pay period. The following investment options are available to Plan participants:

Owens-Illinois Company Stock Fund
Harbor Bond Fund
Harbor Short Duration Fund
Harbor Growth Fund
Harbor Mid Cap Growth Fund
Harbor Small Cap Growth Fund
Harbor Large Cap Value Fund (formerly the Harbor Value Fund)
Harbor Global Equity Fund
Harbor Capital Appreciation Fund
Harbor International Fund
Harbor International Fund II
Harbor International Growth Fund
Harbor Money Market Fund
Harbor Trust
Harbor Investment Mix No. 1
Harbor Investment Mix No. 2
Harbor Investment Mix No. 3
Harbor Investment Mix No. 4
Harbor Investment Mix No. 5
Harbor Investment Mix No. 6

The investment options provide for a wide range of investment opportunities with varying degrees of risk. The Harbor funds are part of the Harbor Fund, a no-load, open-end management investment company, consisting of twelve diversified mutual funds, registered under the Investment Company Act of 1940.

Each of the "Harbor Investment Mixes" consists of different combinations of certain Harbor funds.

The approximate composition of each of the "Harbor Investment Mixes" at December 31, 2001 is as follows:

| | Mix No. 1 | Mix No. 2 | Mix No. 3 | Mix No. 4 | Mix No. 5 | Mix No. 6 |
|---|---|---|---|---|---|---|
| Harbor Short Duration Fund | 30% | 24% | 18% | 12% | 6% | |
| Harbor Bond Fund | 70% | 56% | 42% | 28% | 14% | |
| Harbor Large Cap Value Fund | 6.3% | 12.6% | 18.9% | 25.2% | 31.5% | |
| Harbor Capital Appreciation Fund | | 4.2% | 8.4% | 12.6% | 16.8% | 21.0% |
| Harbor Growth Fund | | 1.4% | 2.8% | 4.2% | 5.6% | 7.0% |
| Harbor Small Cap Growth Fund | | 0.7% | 1.4% | 2.1% | 2.8% | 3.5% |
| Harbor Mid Cap Growth Fund | | 1.4% | 2.8% | 4.2% | 5.6% | 7.0% |
| Harbor Global Equity Fund | | 1.5% | 3% | 4.5% | 6% | 7.5% |
| Harbor International Fund | | 1.5% | 3% | 4.5% | 6% | 7.5% |
| Harbor International Fund II | | 1.5% | 3% | 4.5% | 6% | 7.5% |
| Harbor International Growth Fund | | 1.5% | 3% | 4.5% | 6% | 7.5% |
| | 100% | 100% | 100% | 100% | 100% | 100% |

For certain participants, the Company contributes to the Plan an amount equal to twenty-five percent (25%) of the participant's pretax contributions each pay period, with limitations ranging from one to three percent (1%-3%) of such participant's compensation received during that period. For participants at certain Company facilities, the Company contributes an additional Employer Base Contribution to the Plan of two or three percent (2% or 3%) of the participant's compensation. For participants at a certain Company facility, the Company contributes to the Plan amounts based on a stipulated rate per hour. For participants at certain plastics packaging facilities, an additional $2.75 per week is contributed by the Company. All Company contributions are specified by various labor contracts and are immediately fully vested. All Company contributions, with the exception of contributions for participants at a certain facility, are invested in the Owens-Illinois Company Stock Fund. Company contributions not invested in the Owens-Illinois Company Stock Fund are invested in accordance with the participant's current choice of investment options. Additionally, through April 1, 2002, Company matching contributions to the Company Stock Fund were not transferable while a Participant was employed by Owens-Illinois. Effective April 1, 2002, the plan was amended to allow participants to transfer Company matching contributions from the Company Stock Fund while employed by Owens-Illinois.

Within certain limitations, a participant may also transfer into the Plan a rollover contribution or other assets from another qualified plan.

With certain exceptions, participants may transfer existing fund balances among the various investment funds daily.

The benefit to which a participant is entitled is the benefit that can be provided from the vested value of the participant's account.

Although it has not been expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

The above information is intended as a general description of the Plan's operating guidelines. Reference should be made to the Plan document for more specific provisions.

## 2. Summary of Significant Accounting Policies

Basis of Presentation and Plan Investments

The Plan's investments are held in a master trust (Trust) administered by Citistreet (Trustee), along with the assets of another defined contribution plan of the Company. The accompanying financial statements reflect the Plan's total interest in the net assets and transactions of the Trust as allocated by the Trustee and any such other investments and transactions related solely to the Plan. Net assets, as well as earnings and losses, of the Trust are allocated to the Plan based on the sum of the individual accounts of the Plan's participants.

The following table presents the fair value of investments for the Trust:

| | December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Investments, at fair value: | | |
| Mutual fund investments | $306,536,000 | $376,773,000 |
| Harbor Trust | 81,787,000 | 83,052,000 |
| Owens-Illinois Company Stock Fund | 110,332,000 | 57,449,000 |
| Participant loans | 20,667,000 | 24,106,000 |
| Total investments | $519,322,000 | $541,380,000 |
| Plan's interest in net assets of the Trust | $181,892,686 | $183,107,012 |

The investment earnings (loss) of the Trust are as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2001 | 2000 |
| Interest and dividends | $ 12,964,000 | $ 43,317,000 |
| Participant directed depreciation | (28,192,000) | (126,216,000) |
| Non-participant directed appreciation (depreciation) | 20,112,000 | (64,842,000) |
| Total earnings (loss) | $ 4,884,000 | $(147,741,000) |
| Plan's interest in earnings(loss) of the Trust | $ 3,776,242 | $ (43,933,200) |

Investment Valuation

Investments in the twelve Harbor funds available to Plan participants and the six "Harbor Investment Mixes" are valued at the net asset values as established by the Harbor Fund. Company stock included in the Company stock fund is valued at its quoted market price. Guaranteed investment contracts of the Harbor Trust are valued at an amount equal to the sum of contributions and earnings credited less any withdrawals to date (contract value, which approximates fair value).

Income Tax Status

The Plan was effective October 1, 1986. The Plan was restated on December 7, 2001, effective January 1, 2002. A request for determination of the qualified status of the restated Plan is pending with the Internal Revenue Service. The Internal Revenue Service previously issued a determination letter dated November 5, 1996, advising that the Fourth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan, as amended through the first amendment, met the qualification requirements of sections 401(a), 401(k) and 401(m) of the Internal Revenue Code, as amended (the "Code") and therefore, the related trust was exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code and the Employee Retirement Income Security Act of 1974, as amended, to maintain its qualified status. No issues are known to exist with respect to the restatement, subsequent amendments to the Plan or as to the operation of the Plan that would materially affect the continued qualified status of the Plan.

Plan Expenses

Substantially all Plan expenses are paid by the Company.

Use of Estimates

The preparation of financial statements in conformity with accounting principals generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and the reported amounts of certain additions and deductions during the reporting period. Actual results could differ from those estimates and assumptions.

Reclassification

Certain amounts in the 2000 financial statements have been reclassified to conform to the 2001 presentation.

**3. Harbor Trust**

Participant contributions in the Harbor Trust are invested in units of the Harbor Trust, which invests in a commingled fund of guaranteed investment contracts through a collective trust maintained by Citistreet. The Harbor

Trust has specific rates of return for contributions made in each of the years through specific dates. Those returns are as follows:

| Year of Contribution | Rate of Return | Expiration of Guarantee Period | Contract value, which approximates fair value, at: Dec. 31, 2001 | Dec. 31, 2000 |
|---|---|---|---|---|
| 1996 | 5.90% | December 31, 2000 | | $ 3,747,784 |
| 1997 | 6.50% | December 31, 2001 | $ 4,496,057 | 5,041,054 |
| 1998 | 6.25% | December 31, 2002 | 4,425,260 | 5,246,882 |
| 1999 | 5.40% | December 31, 2003 | 4,953,403 | 5,889,707 |
| 2000 | 6.60% | December 31, 2004 | 7,679,979 | 9,341,737 |
| 2001 | 6.80% | December 31, 2004 | 6,833,042 | |
| | | | $28,387,741 | $29,267,164 |

The guaranteed rate for contributions in 2002 will be approximately 4.60% through December 31, 2005.

**4. Loan Fund**

The Plan permits participants to borrow a portion of their existing account balances. Loans are made subject to certain conditions and limitations specified in the Plan and are repaid in weekly installments, including interest. The maximum term of loans is five years, with the exception of home loans for the purchase of a primary residence, for which the maximum term is ten years. Participants' loans are collateralized by their account balances. The rate at which loans bear interest is established at the inception of the borrowing, based on the prime rate then being charged by the Trustee plus 1%. Repayments of loans, including the interest portion thereof, are reinvested on the participants' behalf in accordance with their current choice of investment options.

**5. Related Party**

Harbor Capital Advisors, which was a wholly-owned subsidiary of the Company through June 8, 2001, manages the Harbor funds and is the advisor for Harbor Trust.

**6. Transfer to Successor Plan**

During 2001, the Company sold its label business. As a condition to the sale, the Plan transferred $21,783 of assets for the participants at the labels business to a plan sponsored by the buyer.

**7. Transfer of Merged Plan Assets**

Effective June 11, 2000, the Company merged the Continental PET Technologies, Inc. Retirement Thrift Plan into the Plan. Assets in the amount of $2,495,525 were merged into the plan on July 7, 2000.

**Exhibit 23**

## Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-69624) pertaining to the Fifth Amended and Restated Owens-Illinois, Inc. Stock Purchase and Savings Program, the Fourth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan, and the Owens-Illinois de Puerto Rico Long-Term Savings Plan of our report dated June 14, 2002, with respect to the financial statements of the Fourth Amended and Restated Owens-Illinois, Inc. Long-Term Savings Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2001.

Ernst & Young LLP

Toledo, Ohio
June 27, 2002